UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes sale of Liquigás

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Rio de Janeiro, December 23, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press releases disclosed on 11/19/2019 and 11/18/2020 informs that it has concluded today the sale of the totality of its stake in Liquigás Distribuidora S.A. (Liquigás) to Copagaz - Distribuidora de Gás S.A. (Copagaz) and Nacional Gás Butano Distribuidora Ltda. (Nacional Gás).

After fulfilling all the previous conditions, the operation was concluded with the payment of R$ 4 billion to Petrobras, already with the preliminary adjustments provided for in the contract, being part of this resource resulting from minority and relevant investment of Itaúsa in Copagaz.

This disclosure is in accordance with the internal rules of Petrobras and with the special regime of disinvestment of assets by the federal mixed economy societies, provided in Decree 9.188/2017.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, concentrating increasingly its resources on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Liquigás

Liquigás is a wholly-owned subsidiary of Petrobras and is active in the bottling, distribution and marketing of liquefied petroleum gas (LPG) in Brazil. The company is present in almost all Brazilian states, and has 23 operating centers, 19 warehouses, a road-rail storage and loading base and a network of approximately 4,800 authorized resellers, having about 21.4% of market share.

About Copagaz, Nacional Gás and Itaúsa

Copagaz, founded in 1955, sells more than 620 thousand tons of LPG per year, standing out as the fifth largest LPG company in Brazil. The company has a team of over 1,800 direct employees and a reseller network with 2,700 representatives. The company distributes LPG to about 1,800 municipalities, located in 18 Brazilian states and the Federal District.

Nacional Gás is the energy company of the Edson Queiroz Group, which has been distributing LPG throughout the country for 70 years, standing out as an important LPG company in Brazil. The company serves about 7.5 million households monthly and approximately 15,000 companies, through a network of 38 branches and 3,500 resellers.

Itaúsa is a Brazilian investment holding and publicly traded company with more than 45 years of experience. The company invests in relevant sectors to the economy - financial, consumer goods and infrastructure - and has a consistent portfolio of brands that lead its markets and are present in over 50 countries.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer

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